SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of May, 2004

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: May 18, 2004	By:	/s/ Al Bulckaert [Print] Name: Al Bulckaert Title: Chief Executive Officer

May 13, 2004

Dear Shareholder:

Enclosed is the 2003 Annual Report of the Company. You should know that the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained on pages 12 through 19 of the Annual Report has been revised and updated by the Company. Accordingly, you should disregard pages 12 through 19 when you read the Annual Report.

A copy of the revised and updated MD&A for the year ended December 31, 2003 is separately enclosed. A copy of the revised MD&A is also available on SEDAR under the document type “MD&A — English”.

You should read the separately enclosed revised MD&A in conjunction with the financial information presented in the 2003 Annual Report.

Yours Sincerely

Bennett Environmental Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Set out below is management’s discussion and analysis of the Company’s financial condition and results of operations for the year ended December 31, 2003 as compared to the year ended December 31, 2002 and for the year ended December 31, 2002 as compared to the year ended December 31, 2001. This management’s discussion and analysis is presented as at April 28, 2004 and should be read in conjunction with the consolidated financial statements and accompanying notes.

Additional information relating to the Company’s annual information form is available on SEDAR at www.SEDAR.com.

Overall Performance

The Company continued to increase its sales revenues in 2003 from the prior years, with increases of 45% and 105% in sales revenues in 2003 and 2002, respectively. This increase in revenue is due primarily to the increased sales activity by the Company’s sales staff. The Company has invested in its sales and marketing efforts each year, and will continue to invest in this function to establish a stronger presence in the North American market.

The Company’s recent sales increases have also, in part, been fuelled by the trend toward tightening landfill restrictions in some jurisdictions. The level of demand for remediation services and type of remediation required depends in part upon the laws of jurisdiction where the contaminated material is located. Effective January 2002, the landfill laws in Quebec were harmonized with the more restrictive laws in the United States. Similar legal restrictions against the landfilling of contaminated materials may be enacted in the Province of Ontario, which is one of the last locations in North America where high levels of contaminants in soil can be landfilled without treatment. In April 2004, the Province of Ontario called for comments from the public regarding the strengthening of landfill laws in that Province. The harmonization of landfill laws with the rest of Canada and the U.S. will increase the demand for soil treatment services.

Management also believes that an increasing commitment from governments to enforce and fund environmental clean-ups has had a positive impact on the Company’s sales revenues over the past two years. For example, in 2000 the provincial government instituted a new financial incentive to clean up contaminated sites in the Province of Quebec. The Revi-Sols/Soil Restoration Program provides $50 million in provincial rebates for the clean-up of sites that will have economic and development potential. The program provides up to 70% of the cost of the clean-up if the restoration involves treatment, and up to 50% if no treatment is required. When the Revi-Sols Program was established it covered only the Quebec City and Montreal areas. The program has now become more extensive, and now includes the entire Province of Quebec. In March, 2004, the Federal Government of Canada announced the inclusion of $4.0 billion to be spent on various types of environmental clean-up over the next 10 years including $500 million for the clean-up of the Sydney Tar Ponds.

While the Company has experienced substantial sales growth over the past two years, the Company’s fixed operating costs and administrative and business development expenses have remained relatively stationary. Administrative and business development expenses increased only 1.3% from 2002 to 2003. As a result, increases in sales volumes have continued to result in successive increases to both net income and after tax profit margins (net income after tax divided by revenues). Net income has increased 54% and 165% and after-tax profit margins have increased by 2% and 6% in 2003 and 2002 respectively.

One additional and significant economic factor affecting the Company’s overall performance in 2003 was foreign exchange. The Company incurred significant margin erosion as a result of significant foreign exchange fluctuations. Overall, 34% of sales in 2003 (down from 76% in 2002) were to customers domiciled in the United States where billings were in US currency and the 20% increase in the value of the Canadian dollar relative to US currency in 2003 negatively impacted the Company’s revenues, margins and profits. It is estimated that the increase in the value of the Canadian dollar relative to US currency in the year, impacted the Company’s after tax net income by $1,700,000 and earnings per share by $0.10. Foreign exchange fluctuations were not significant in 2002 and 2001.

Selected Annual Information

	Years Ended December 31
	2003	2002	2001
	$	$	$
Revenues	69,806,526	48,103,845	23,422,574
Operating Costs	32,419,935	20,228,635	10,990,627
Administration & Business Development	7,887,987	7,787,483	4,337,901
Net Income	19,372,261	12,542,851	4,726,976

Total Assets	75,677,572	52,384,674	29,437,090

Long Term Financial Liabilities	3,034,004	1,725,172	3,223,542
EPS — Basic	1.15	0.78	0.31
EPS — Fully Diluted	1.11	0.73	0.30

The selected financial information presented above represents important financial data derived from the Company’s financial statements for the three most recently completed financial years. The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles and have been prepared and reported in Canadian dollars. A discussion of the period-to-period variations for each item is contained in the Results of Operations section. The Company does not declare dividends on its common shares and currently does not have plans to do so in the future.

Summary of Quarterly Results

In $ millions
(except per share
amounts)	2003				2002
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net Sales	22.0	22.4	13.4	12.1	18.8	9.1	7.4	12.8
Net Income	6.4	6.8	3.1	3.1	5.5	2.3	1.1	3.7
EPS — Basic	0.38	0.40	0.18	0.19	0.34	0.14	0.07	0.23
EPS — Diluted	0.36	0.39	0.18	0.18	0.32	0.13	0.06	0.22

Quarterly financial results for these periods were primarily dependent upon the level of production at the Company’s soil processing facility in Saint Ambroise, Quebec. Sales revenues and net income were directly proportional to the volumes of contaminated soil processed at that facility. Overall, the Company’s Saint Ambroise facility operated at 54% of capacity in 2002 and 75% of capacity in 2003. Since the plant does not run at 100% capacity utilization, production can be variable depending on the delivery of soil shipments from customers. Quarters where there is an increase in sales revenue means that capacity utilization and shipments from customers were high. The sales and net income from operations of Material Resource Recovery (“MRR”) are relatively evenly split for each quarter of the year and commenced with the acquisition of MRR on September 30, 2002. In total the sales and earnings from MRR are approximately 5% of the total sales and revenues of the Company.

Years Ended December 31, 2003 and December 31, 2002

Results of Operations

Full year revenue of $69,806,526 and net earnings of $19,372,261 increased significantly from $48,103,845 and $12,542,851 respectively from the prior year. For the full year, revenues increased by 45% and net earnings were up by 54%. The most significant factor leading to the increased revenues and net earnings from the prior year was the increased level of plant production. Total production in 2003 was approximately 75,000 tonnes versus 55,000 tonnes in 2002 and 46,000 tonnes in 2001. In addition, the 2003 full year revenues and net earnings reflect the annual impact of the acquisition of MRR effective September 30 2002. In addition, the Corporation increased its prices over the last two years by approximately 5% in 2003 versus 2002 and by approximately 10% in 2002 versus 2001 as the Company moved its pricing closer to the prices offered by the competition. This trend is not expected to continue going forward.

The Company recognizes revenue from its short-term soil remediation contracts when the soil is treated or when the fair value of services are completed in accordance with the terms of the remediation contracts, which specify the customer’s requirements including treatment and disposal of the soils.

During 2003, the Company secured sufficient contracts (18 in total) to maintain the utilization level of the Company’s treatment facility in Quebec at a significantly higher level than the previous year. The Company ended the year with nearly 75,000 tonnes of soil treated at the facility.

The Company’s operating costs during the year ended December 31, 2003 increased to $32,419,935, a 60% increase from the prior year’s operating costs of $20,228,635. The majority of this increase in operating costs can be attributable to the higher capacity utilization of the Company’s treatment facility, due to the increase in sales. In addition, approximately $4.9 million of non-treatment costs incurred for the Saglek Labrador project were included in operating costs. As noted above, the Company’s soil treatment facility in Saint Ambroise, Quebec processed 75,000 tonnes of soil in 2003 compared to 55,000 tonnes in 2002. The operating margin (revenue minus operating costs as a percent of revenue) based on sales for the year ended December 31, 2003, was 54%, compared to 58% for the year ended December 31, 2002. The operating margin decreased overall as a percentage of sales during 2003. Within the Company’s operating cost category, fixed costs for non-discretionary expenses such as plant insurance, plant salaries and wages for certain operators, and other long-term equipment rental contracts incurred inflationary increases, while the volumes of soil processed at the plant significantly increased.

The Company’s administration and business development expenses increased slightly to $7,887,987 for the year ended December 31, 2003 from $7,787,483 for the year ended December 31, 2002. This increase in administration and business development expenditures during 2003 was a result of inflationary increases.

Included in the Company’s financial results is a gain from a debt settlement of $1,316,936 with IT Corporation, a former customer and supplier of the Company that declared bankruptcy in January, 2002. If the agreements with IT Corporation had been completed in accordance with their terms, this amount would have been included in earnings for each quarter until December 2005. Also included in the Company’s financial results for fiscal 2003 is a $133,202 loss on equity investment arising from the operating losses in the Company’s 32% investment in 4003926 Canada Inc. (EcoBois), a company jointly owed with Pluricapital Inc., a Quebec based venture capital company. EcoBois is a start-up company specializing in the environmental friendly treatment of wood used for wood flooring and siding. In the year, the Company reduced its investment in EcoBois by $150,000 or from 50% ownership to 32%. The Company’s investment in EcoBois is not considered to be material to the Company.

On December 1, 2003, the Company acquired ELI Ecologic International Inc., a subsidiary of ELI Ecologic Inc. Through this purchase, the Company acquired a license from ELI Ecologic Inc. for the technology that effectively treats gases and contaminated liquids, operating permits and a demonstration unit. The acquisition cost was $1,932,872. There was no significant income statement impact in 2003 from this transaction. The Company is contemplating business plans for the use of these assets starting in 2004. ELI Ecologic International Inc. has significant tax losses which are expected to be used by RSI to save the Corporation approximately $7.0 million of cash taxes in 2004. The future operating impact from the use of these assets is undetermined as yet until the business plans are developed, reviewed and approved; however, it is not expected that the operating results from the acquired assets will be material to the future operating results of the Company.

Amortization expenses for 2003 of $1,800,326 were higher than the $1,398,449 incurred in 2002. The most significant factor for this increase in amortization was the addition of capital assets for the new storage facility at the Saint Ambroise plant.

Capital commitments in fiscal 2003 include $834,184 for rental payments under operating leases which are to be substantially paid over the next six years. The Company also had $417,143 in long term debt, of which $400,000 are for promissory notes due to ELI EcoLogic Inc. associated with the purchase of ELI EcoLogic International Inc.

On March 29, 2004, the Company issued a press release discussing the fact that due to shipping delays by two customers, the Company was to incur an unscheduled plant shutdown that was expected to last until mid-May. For more information on this event and the risks and uncertainties associated with the business, see “Outlook/Subsequent Events” and “Risks and Uncertainties” below.

Liquidity and Capital Resources

The Company remains liquid and continues to re-invest excess cash back into the business. The Company has no interest bearing long-term debt payable to any financial institution. Long-term debt at the end of the year of $421,744 included the current portion of $4,601 and $400,000 as a non-interest bearing note due to ELI Ecologic Inc. as part of the purchase of ELI Ecologic International Inc. The note to ELI Ecologic is due by December 31, 2005.

Cash balances at December 31, 2003 of $12,586,353 have decreased by $6,681,286 from the same period last year. The Company invested $3,516,569 in permitting activities (included in Other Assets) during the year primarily to secure new permits for the construction of the Belledune New Brunswick facility and has purchased $11,316,302 in new capital assets, including approximately $4.0 million for the addition of a new storage facility at the Saint Ambroise plant and $5.8 million for the construction of the new Belledune, New Brunswick facility. Accounts receivable of $29,012,175 has increased by $16,506,230 and reflects a high level of approximately $19.0 million relating to work completed for the Government of Canada as part of the negotiated payment schedule on the Saglek Labrador project. This amount will be paid over the next three quarters and will result in a significant inflow of working capital.

On December 1, 2003, the Company obtained a $10,000,000 credit facility with a Canadian chartered bank. The credit facility bears interest at the bank’s prime rate and is secured by a general security agreement from the Company’s significant subsidiaries. At December 31, 2003, no amount had been withdrawn under this credit facility.

The Company believes it has sufficient ability to raise additional capital in the financial markets as requirements arise.

Set out below is a summary as at December 31, 2003 of the future payment obligations of the Company under contracts relating to long-term debt, operating leases and certain capital leases.

		Payments Due by Period
Contractual		Less than	1 - 3	4 - 5	After
Obligations	Total	1 year	years	years	5 years
Long term Debt	$400,000	—	$400,000	—	—
Operating Leases	$834,184	$181,178	$397,442	$255,564	$127,782
Capital Leases	$21,744	$4,601	$17,143	—	—

Total	$1,255,928	$185,779	$814,585	$255,564	$127,782

Long-term debt is a non-interest bearing promissory note to ELI Ecologic Inc. as part of the purchase agreement for the purchase of ELI Ecologic International. This debt is due by December 31, 2005. Operating leases represent annual rental payments paid in monthly installments and capital leases are for monthly equipment lease payments.

As of December 31, 2003, the Company expects to spend approximately $20,000,000 during fiscal 2004 related to the construction of a new facility in Belledune, New Brunswick. The Company has the ability to fund this planned expenditure through a combination of an unused $10,000,000 credit facility, working capital, and proceeds from a private placement of the Company’s securities made in February, 2004. Under the private placement the Company sold 1,000,000 Units, consisting of one common share and one half common share purchase warrant at a price of $26.00 per Unit for gross proceeds of $26,000,000. Each whole share purchase warrant entitles the holder to purchase one common share of the Company at $30.00 per share for a period of 18 months following the closing date of February 3, 2004. Net proceeds from the private placement, after the payment of underwriter’s fees, were $24,700,000.

Transactions With Related Parties

As outlined in Note 10 of the Company’s audited financial statements, for the year ended December 31, 2003, the Company expensed management fees of $446,931 (up from $177,719 in 2002) during fiscal 2003 to a company owned by a director and officer of the Company. The Company also expensed $23,780 (down from $75,015 in 2002) during fiscal 2003 of legal fees to a law firm, one of the partners of which is a director of the Company. These transactions were incurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. It is expected that these related parties will provide varying levels of service to the Company in 2004.

Fourth Quarter, Fiscal 2003

Included in the Company’s fourth quarter financial results for fiscal 2003 is a one-time gain on debt settlement of $1,316,936 with IT Corporation, a customer and supplier to the Corporation which ceased operations and filed for bankruptcy protection in January, 2002. If the agreements with IT Corporation had been completed in accordance with their terms, this amount would have been included in the earnings for each quarter until December, 2005. Also included in the

Company’s financial results for the fourth quarter of fiscal 2003 is a $133,202 loss on equity investment arising from the operating losses in the Company’s 32% investment in EcoBois, a company jointly owed with Pluricapital Inc., a Quebec based venture capital company. EcoBois is a start-up company specializing in the environmental friendly treatment of wood used for wood flooring and siding. In the year, the Company reduced its investment in EcoBois by $150,000 or from 50% ownership to 32%. In the quarter, the Company began to incur capital expenditures for the Belledune, New Brunswick thermal oxidation facility. Approximately $6.0 million of the $7.1 million of capital asset purchases in the fourth quarter were related to the Belledune facility.

Proposed Transactions

On September 9, 2003, the Province of New Brunswick issued approval to construct a thermal oxidation facility in Belledune, New Brunswick. The Company is currently constructing this facility that is expected to cost $26 million to complete. As of December 31, 2003, the Company expects to spend approximately $20,000,000 during fiscal 2004 related to the construction of the new facility. Once the construction is completed in Q3 2004, the facility must provide satisfactory air emission and soil-sampling data from controlled experimental test burns in order to obtain a permit to operate from the Province of New Brunswick. The Company expects that the operating permit will be granted within 60 days of providing the Province with satisfactory air emission and soil sampling data.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the determination of percentage of completion and estimated project costs and revenues for contract revenue recognition, recoverability of accounts receivable, deferred permitting costs, property, plant and equipment and other assets, and the valuation of future income tax balances. Revenue from the Saglek Labrador multi-year, fixed price contracts is recognized on the percentage of completion method, based on the ratio of costs incurred to date over total estimated total costs as described in Note 2 of the Company’s financial statements for the year ended December 31, 2003. Estimates of the total costs of this project are reviewed on an ongoing basis and adjustments to the revenue recognition ratio are made as required. Any change in the assumptions underlying the estimates could have a significant impact on the timing of revenues recognized as this contract commenced in October 2002 and is expected to be completed in fiscal 2004. A change in the accounting estimate throughout this multi-year fixed price contract may have the impact of either understating or overstating revenues in any accounting period. For example, if the estimate of total costs for this project are different from the actual costs by plus or minus 10%, this would translate into either an overstatement or understatement of revenues by as much as $3.9 million unless ongoing adjustments are made to cost estimates.

Changes In Accounting Policies

There were no changes in accounting policy that had a significant impact on the consolidated financial statements for the year. For a full discussion on the changes to accounting policies, see the notes to the Company’s consolidated financial statements.

Effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants for accounting for stock-based compensation. The amended standards require recognition of an estimate of the fair value of stock-based awards in earnings. Previously, the Company provided note disclosure of pro forma net income as if a fair value based method had been used. As per note 8 in the Company’s consolidated financial statements, had compensation expense for the Company’s stock-based employee compensation plan been determined for 2003, net earnings on a pro forma basis would be $17,554,031 versus the reported $19,377,261. Fully diluted earnings per common share pro forma would have been $1.00 versus the reported $1.11.

Financial Instruments and Other Instruments

The Company has on occasion used short-term foreign exchange futures contracts to help reduce foreign exchange risk. Management assesses the future foreign exchange risk and, if appropriate, the Company enters into a hedge arrangement. During 2003, the Company entered into two US dollar denominated foreign exchange futures contracts with each contract being about approximately $2 million in size. These contracts did not have a material effect on the financial performance of the Company. However, there are significant risks associated with the use of such contracts and there is no guarantee that these contracts will be sufficient to offset the risks associated with foreign exchange fluctuations. As of December 31, 2003, the Company had no foreign exchange contracts in place.

Years Ended December 31, 2002 and December 31, 2001

Results of Operations

Bennett Environmental Inc. had a net income of $12,542,851 or $0.73 fully diluted earnings per share, for the year ended December 31, 2002, compared to a net income of $4,726,976 or $0.30 fully diluted earnings per share for the twelve months ended December 31, 2001. The Company generated revenues of $48,103,845 for the year ended December 31, 2002, an increase of $24,681,271 or 105% compared to $23,422,574 in the corresponding period in 2001. This increase in revenues and profits from the prior year resulted in part from an increased level of plant production. Total production in 2002 was approximately 56,000 tonnes compared to 46,000 tonnes in 2001. In addition, the Company acquired all of the common shares of MRR in September, 2002. $1,099,023 of revenues from MRR’s operations were included in the Company’s financial results for the period October 1, 2002 to December 31, 2002 and represent approximately 2% of the total annual revenues for 2002. The Company also increased its pricing by approximately 10% in 2002 versus 2001 to bring its prices in line with its key competitors.

The Company recognizes revenue from short-term soil remediation contracts when the soil is treated or services are performed in accordance with the terms of the remediation contracts with its customers, which specify the customer’s requirements including treatment and disposal of the soils. Revenue from long-term, fixed price contracts is recognized on the percentage of completion method.

During 2002, the Company secured sufficient contracts (25 in total) to maintain the utilization level of the Company’s treatment facility in Quebec at a significantly higher level than the previous year. The Company ended the year with nearly 56,000 tonnes of soil treated at the facility. This increase in sales from a sales level of 46,000 tonnes in 2001, is primarily due to increased sales activity particularly in northeastern United States and tightening environmental regulations throughout North America. The Company has increased its sales and marketing efforts in 2002 through the addition of sales staff, development of marketing materials and increased advertising and will continue to invest in this function to establish a stronger presence in the market.

The Company’s operating costs during the year ended December 31, 2002 increased by $9,238,008 or 84% from $10,990,627 to $20,228,635 compared to the corresponding period in the prior year. The majority of this increase in operating costs can be attributable to the higher utilization of the Company’s treatment facility, due to the increase in sales. The operating margin based on sales for the year ended December 31, 2002, was 58%, compared to 53% for the year ended December 31, 2001. The operating margin increased during 2002, as the Company’s fixed costs for non-discretionary expenses such as plant insurance, plant salaries and wages for certain operators, and other long-term equipment rental contracts remained relatively the same, while the volumes of soil processed at the plant significantly increased.

The Company’s Business Development, General and Administration (SG&A) expenses increased by $3,449,582, or 80%, from $4,337,901 for the year ended December 31, 2001 to $7,787,483 for the year ended December 31, 2002. This increase in SG&A expenditures during 2002 was a result of the accrual of $1,200,000 for employee incentives in 2002 that were not payable in 2001, the consolidation of $383,010 of expenses from Material Resource Recovery and expenses associated with increased sales and marketing activities during the year.

Liquidity and Capital Resources

Operations

At December 31, 2002, the Company had cash and cash equivalents of $19,267,639, an increase of $16,227,559 compared with $3,040,080 at December 31, 2001. The Company generated $16,227,559 of cash from its operations during the year ended December 31, 2002, compared with a decrease of cash by $718,256 from operations during the corresponding period in 2001. Changes in non-cash working capital balances increased cash by $7,192,010, during the year ended December 31, 2002, compared to a cash utilization of $5,181,200 during the year ended December 31, 2001. Total working capital including investments at December 31, 2002 was $19,057,602, compared with $9,293,260 at December 31, 2001.

Investing

The Company utilized cash of $5,531,354 for investment activities during the year ended December 31, 2002 compared to a cash utilization of $3,878,837 during the corresponding period of the previous year.

The Company used $3,708,341 of cash for capital expenditures during the year ended December 31, 2002, compared with a use of cash for capital expenditures of $2,759,910 in 2001. The majority of this capital expenditure was used to increase the size of the storage facilities at the St. Ambroise treatment plant in Quebec. This project will be completed during the first half of 2003. In addition, the Company incurred $1,310,556 of costs associated with its permitting activities in Kirkland Lake, Ontario and Belledune, New Brunswick, up from $993,927 incurred in 2001. These permitting costs for proposed new treatment plants have been capitalized and recorded as other assets.

During the year investments were made of $300,000 to enter into a joint venture with Pluricapital Inc. for the establishment of a company in Quebec utilizing an environmentally friendly wood treatment process. In addition, the Company exercised warrants worth $440,000 to purchase 1,312,000 common shares in Unisphere Waste Conversion Inc., a tire recycling company in which Bennett has signed an agreement to purchase fuel by-products.

Financing

The Company announced its intention to renew its Normal Course Issuer Bid on September 28, 2001. Under the terms of the issuer bid, the Company could purchase up to 760,211 Common Shares on the Toronto Stock Exchange until October 2, 2002. During the year ended December 31, 2002, the Company repurchased 68,800 common shares for $892,671 from the Normal Course Issuer Bid.

In addition, during the year ended December 31, 2002, the Company decreased its long-term debt (including current portion) by $1,956,988, compared with a decrease of long-term debt of $226,936 during the corresponding period in 2001. The current portion of the outstanding loan from IT Corporation stands at $1,286,033 and the long-term portion of this non-interest bearing loan is $829,434. During the year an agreement was signed to settle the loan due to Western Economic Diversification Canada for $10,000 and the settlement amount has been recorded as other income.

Future Income Tax

The Company became fully taxable as of the end of 2001 and has used all tax loss carry forwards. In 2000, the Company adopted new recommendations of The Canadian Institute of Chartered Accountants for the accounting for income taxes. The new standard requires the use of the assets and liability method for accounting for income taxes. The future income tax liability has been calculated at $895,738 for the year. This balance will be paid in future years.

Outstanding Shares

The balance of common shares outstanding at April 28, 2004 was 18,305,739. In addition, there were 1,060,652 stock options outstanding as at April 30, 2004 of which 800,702 were exercisable at prices from $2.17 to $22.90 per share. At April 28, 2004, outstanding warrants from the February 2004 financing are exercisable into 500,000 common shares at $30.00 per share.

Outlook/Subsequent Events

On February 3, 2004, the Company completed a financing arrangement with an underwriter whereby the underwriter agreed to purchase 1,000,000 Units, each Unit consisting of one common share and one half common share purchase warrant at $26.00 per Unit for gross proceeds of $26,000,000. Each whole share purchase warrant entitles the holder to purchase one common share of the Company at $30.00 per share for a period of 18 months following the closing date of February 3, 2004. Net proceeds from this financing transaction were $24,700,000. The net proceeds of the financing will be used for general corporate purposes including the construction of the Company’s new facility in Belledune, New Brunswick.

On March 29, 2004, the Company advised shareholders via press release that first quarter 2004 revenues and earnings would be significantly lower than normal due to the processing of high volumes of low margin soil primarily from the Saglek Labrador project. During the quarter, approximately 80% of the 20,000 tonnes processed was from the Saglek Project where the Company acts as the prime contractor in charge of project management and soil treatment. Revenues received from the soil treatment portion of this project are significantly lower in comparison to average revenue received from jobs where Bennett acts as a subcontractor. In addition, the Company had been advised by two of its larger customers of delays in shipments that would necessitate an unplanned shutdown of the Company’s soil processing facility for several weeks commencing in April, 2004, possibly into May, 2004. The Company still expects to receive the same volume of contaminated soil from these sites; however, shipments will now commence at a later date than was originally expected. In order to partially compensate for the unplanned shutdown the Company expects to complete the majority of its scheduled maintenance during the unplanned shutdown period. Depending on the duration of the shutdown, achievability of the full year earnings would be negatively impacted. The Company will not be able to determine the full financial impact of this event until full sustainable shipments are arriving at the Company’s facilities in Saint Ambroise, which is expected in mid-May of 2004.

On April 22, 2004, the Toronto Stock Exchange granted the Company permission to commence a Normal Course Issuer Bid, permitting the Company to repurchase for cancellation up to 900,000 of the 18,305,739 common shares that were issued and outstanding as of March 31, 2004. The bid commenced on April 26, 2004 and will run until the earlier of the date on which purchases under the bid have been completed and April 25, 2005.

At April 28, 2004, the backlog of contracts stood at $218 million, this represents approximately 350,000 tonnes of soil or about three years of work for one plant. However, these contracts represent soil in the ground at the customers sites, which will subsequently require excavation and transportation by the customer to the Company’s facilities. Current backlog of soil at the Company’s plant is approximately 870 tonnes at April 28, 2004, which is not an amount large enough to warrant plant start-up.

Risks and Uncertainties

There are significant risks and uncertainties in connection with the business, operations and financial results of the Company. A significant risk to the Company’s operations is the slowdown or stoppage in soil shipments from the Company’s customers to its soil treatment plant in Saint Ambroise. Shipments from customers are beyond the Company’s control. As noted above, the Company’s operations are currently shutdown as a result of a delay in soil shipments and this shutdown will result in a significant reduction in revenue and net income in the second quarter of this year, as compared to the same period last year. Shipments from customers are expected to resume around mid-May.

Other risks to the Company’s business operations and financial results include: potential delays, cost overruns or defects in the design and construction of the Company’s facilities, including the proposed facility in Belledune, New Brunswick; costs and liabilities associated with current and prospective environmental regulations; foreign currency risk; failure to obtain the necessary operating permits; and potential delays resulting from public opposition to the Company’s existing operations or proposed facilities.

For a detailed discussion of these and other risks associated with the business, operations and financial results of the Company, see “Risk Factors” in the Annual Information Form of the Company for the year ended December 31, 2003.

Forward Looking Statements

Certain statements in this management’s discussion and analysis may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this management’s discussion and analysis such statements can in certain cases be identified by words as “may”, “will”, “expect”, “believe”, “plan”, and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this management’s discussion and analysis. These forward-looking statements involve a number of risks and uncertainties. The following are some factors that could cause actual results to differ materially from those expressed in or underlying such forward-looking statements: competition; changes in national and local business and economic conditions; legislation and governmental regulation; accounting policies and practices; and the results of operations and financial condition of the Company. The foregoing list of factors is not exhaustive.